Exhibit 99.1

The Merger involves securities of two Cayman Islands companies and will be implemented and is subject to procedural and disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference herein, if any, have been prepared in accordance with foreign financial accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws (if any), since Geely is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Geely may purchase securities otherwise than under the Merger, such as in open market or privately negotiated purchases.

Zeekr Group Announces the Election Deadline for Merger Consideration

HANGZHOU, China, November 21, 2025 -- ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world’s leading premium new energy vehicle group, today announced that:

•	the deadline for holders of the Company’s ordinary shares (each, a “Zeekr Share”) to elect their preferred form of merger consideration by completing the election materials previously sent to such holders is confirmed as 5:00 p.m. (U.S. Eastern Time) on December 5, 2025, unless extended; and

•	the deadline for registered holders of the Company’s American depositary shares (each, a “Zeekr ADS”, representing ten Zeekr Shares) to elect their preferred form of merger consideration by completing the election materials previously sent to such holders is confirmed as 5:00 p.m. (U.S. Eastern Time) on December 3, 2025 (the “ADS Election Return Deadline”), unless extended.

Holders of Zeekr Shares and registered holders of Zeekr ADSs should carefully read the election materials provided to them, as well as the relevant portions of the proxy statement and the Agreement and Plan of Merger (the “Merger Agreement”) among the Company, Geely Automobile Holdings Limited (“Geely”) and Keystone Mergersub Limited before making their elections. As further described in the election materials, to make a valid election, a properly completed election form, together with any other required documents described in the election materials, must be received prior to the applicable election deadline.

Holders of Zeekr ADSs who hold their Zeekr ADSs through a broker, bank, or other intermediary should carefully review and properly complete any election materials they received from such broker, bank, or other intermediary and follow their instructions as to the procedures for making elections, which will have a deadline for election that is prior to the ADS Election Return Deadline. Such holders of Zeekr ADSs should contact their brokers, banks or other intermediaries with any questions.

Any holders of Zeekr Shares or Zeekr ADSs who does not make a proper election by the deadline will have their Zeekr Shares or Zeekr ADSs, as applicable, exchanged into cash consideration as set forth in the Merger Agreement.

The previously announced merger is currently expected to close on or about December 29, 2025 and is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the merger set forth in the Merger Agreement and complete the merger as quickly as possible.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world’s leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group’s values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited
Investor Relations
Email: ir@zeekrlife.com

Piacente Financial Communications
Tel: +86-10-6508-0677
Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com